TELKOM


02036764

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAY 1 3 2002
165

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 8th, 2002

By (Signature)
Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. *Information and Document Required to be Furnished.*

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

TELKOM



TELKOM

PERUSAHAAN PERSEROAN (PERSERO) PT. TELEKOMUNIKASI INDONESIA, Tbk.

ANNOUNCEMENT
ANNUAL GENERAL MEETING & EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In Compliances with the provision of Article 21, Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, hereby announced to the Shareholders of the Company that the Annual General Meeting of Shareholders & the Extraordinary General Meeting of Shareholders of the Company (The Meeting) will be convened on :

Day / Date	:	Friday, June 14th 2002
Time	:	14.00 Jakarta Time
Venue	:	Aula Pangeran Kuningan Gedung Grha Citra Caraka 1st Floor Jl. Gatot Subroto No. 52 Jakarta 12710

An invitation of the Meeting will be announced by advertisement in at least 2 (two) Indonesian daily newspaper on May 23rd 2002.

Shareholders entitled to attend the Meeting are those whose names are registered in the Register of Shareholders of the Company on May 22nd 2002 as at 4.00 p.m Western Indonesia Time, or the registered owner of the security account on the depository of PT Kustodian Sentral Efek Indonesia at the closing time of Jakarta Stock Exchange and Surabaya Stock Exchange trading on May 22nd 2002.

Please be advised that proposals from shareholders, who hold at minimum 10% of the total issued shares, to be included in the agenda of the Meeting shall be submitted pursuant to the provisions of Article 21 paragraph (4) of the Company s Articles of Association before May 16th 2002.

Bandung, May 8, 2002
PT. TELKOM Tbk
Board of Directors

The Jakarta Post; May 8. 2002